UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  1)



                           STANDARD FINANCIAL, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   853403103
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 2, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 853403103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 LaSalle/Kross Partners, Limited Partnership

2        Check The Appropriate Box If A Member of a Group*       (a)[X]
                                                                 (b)[ ]
3        SEC Use Only

4        Source of Funds:  WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                   [ ]

6        Citizenship Or Place of Organization
         Delaware

                         7  Sole Voting Power
  Number of                   865,000 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   0
     Each
   Reporting             9  Sole Dispositive Power
    Person                    865,000 shares
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          866,207 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                              [ ]

13       Percent of Class Represented By Amount In Row (11)
         5.4%

14       Type Of Reporting Person*
          PN

CUSIP No. 853403103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Richard J. Nelson

2        Check The Appropriate Box If A Member of a Group*  (a)[X]
                                                            (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                       [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   1,207 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   865,000 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    1,207 shares
     With
                         10 Shared Dispositive Power
                              865,000 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          866,207 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                [ ]

13       Percent of Class Represented By Amount In Row (11)
         5.4%

14       Type Of Reporting Person*
         IN

CUSIP No. 853403103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Peter T. Kross

2        Check The Appropriate Box If A Member of a Group*     (a)[X]
                                                            (b)[ ]
3        SEC Use Only

4        Source of Funds:  N/A

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                         [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   0
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   865,000 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    0
     With
                         10 Shared Dispositive Power
                              865,000 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          865,000 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                         [ ]

13       Percent of Class Represented By Amount In Row (11)
         5.4%

14       Type Of Reporting Person*
         IN

CUSIP No. 853403103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Wallace D.  Riley

2        Check The Appropriate Box If A Member of a Group*     (a)[X]
                                                               (b)[ ]
3        SEC Use Only

4        Source of Funds:  N/A

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                         [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   0 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   0 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    0 shares
     With
                         10 Shared Dispositive Power
                              0 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          0 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                       [ ]

13       Percent of Class Represented By Amount In Row (11)
         0.0%

14       Type Of Reporting Person*
         IN

Item 1.  Security and Issuer.

         This is amendment No. 1 to the Schedule 13D filed jointly by LaSalle/Kross Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross on October 15, 1996 (the "Initial Schedule 13D"), and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Standard Financial, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 4192 South Archer Avenue, Chicago, Illinois 60632-1890. By this amendment, Wallace D. Riley acknowledges that he is a part of the group (the "Group") on whose behalf this amendment is being filed. The amended joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

Item 2.  Identity and Background.

         LaSalle/Kross Partners, Limited Partnership (the "Partnership"), is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks. The General Partners of the Partnership are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard J. Nelson and his wife, Florence Nelson, and Kross Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a Director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a Director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole Director and the sole executive officer of Kross Financial, Inc. Mr. Kross is a securities broker and is employed as a Senior Vice President of Everen Securities, Inc., which firm is one of several market-makers in the Common Stock. His residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. During the past five years, none of the Partnership, Mr. Nelson, Mrs. Nelson or Mr. Kross has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. and Mrs. Nelson and Mr. Kross are citizens of the United States.

         Wallace D. Riley has been a practicing attorney for more than forty years and is the founder and Chief Executive Officer of Riley and Roumell, P.C., a general practice law firm in Detroit, Michigan. Mr. Riley has served as President of both the American Bar Association and the State Bar of Michigan, and has served on the boards of both organizations and in numerous other leadership roles for these and certain related organizations. He was also a member of the Board of State Canvassers for the State of Michigan for 13 years (and its Chairman for seven of those years) and has been a Special Assistant Attorney General for the State of Michigan since 1969. Mr. Riley served as a director of Great Lakes Bancorp, a thrift institution headquartered in Ann Arbor, Michigan from 1992 until its acquisition in February 1995 by TCF Financial Corp. Mr. Riley presently serves as director of SJS Bancorp, Inc., a thrift institution headquartered
in St. Joseph, Michigan.   During the past five years, Mr. Riley has not
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. Riley is a citizen of the United States.

Item 4.  Purpose of Transaction.

         The primary purpose for the Group's purchase of shares of the Issuer is for investment. The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks. The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Issuer's Common Stock or other persons further its investment objectives. The Group may make further purchases of shares of Common Stock or may dispose of any or all of its shares of Common Stock at any time. At present, and except as described hereafter in this Item 4, the Group has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of
Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

         On December 2, 1996, the Partnership wrote to Mr. David Mackiewich, the Chairman and President of the Issuer, and requested that the Issuer nominate Messrs. Nelson and Riley as part of the management slate of nominees for election to the Issuer's Board of Directors at the 1997 Annual Meeting of Stockholders. On December 5, 1996, Mr. Mackiewich responded to the Partnership stating that the Partnership's "nominations" had been referred to the Issuer's Board Nominating Committee. Previously, on November 22, 1996, the Board of Directors of the Issuer took action to amend certain provisions of the Issuer's Bylaws requiring advance notice of any intent to nominate persons for election as Directors and advance notice of any intention to propose business at an annual meeting of stockholders, and lengthened the required advance notice from 60 to 120 days. Given this requirement, on December 9, 1996, the Partnership delivered to the Issuer, in accordance with the amended Bylaws of the Issuer, a notice of intention to nominate two persons for election as directors of the Issuer at its 1997 Annual Meeting of Stockholders (the "1997 Annual Meeting"). The persons that the Partnership intends to nominate at the 1997 Annual Meeting are Richard J. Nelson and Wallace D. Riley. A copy of such Notice of Intent to Nominate Two Directors, which contains biographical and other information required by the Bylaws of the Issuer, is attached hereto as Exhibit 2 and incorporated herein by reference.

         Also on December 9, 1996, the Partnership delivered to the Issuer a notice of intention to propose business at the 1997 Annual Meeting for consideration and action by the stockholders of the Issuer. The Partnership intends to introduce for consideration and action by stockholders at the 1997 Annual Meeting a proposal to approve the reimbursement by the Issuer to the Partnership of certain costs and expenses that the Partnership incurs in connection with the solicitation of proxies for use at the 1997 Annual Meeting for the purpose of electing the two persons that the Parntership intends to nominate for election as Directors. A copy of such Notice of Intent to Propose Business, which contains other information required by the Bylaws of the Issuer, is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) By virtue of their separate ownership and control over the general partners of the Partnership, Mr. Nelson and Mr. Kross are each deemed to beneficially own all of the 865,000 shares of Common Stock of the Issuer that the Partnership owns, constituting approximately 5.4% of the issued and outstanding shares of Common Stock, based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended September 30, 1996. Mr. Nelson also beneficially owns an additional 1,207 shares of Common Stock (less than 0.1% of the issued and outstanding shares of Common Stock), which he acquired personally in 1994. Neither Mr. Kross nor Mr. Riley beneficially own any shares of Common Stock personally or otherwise, except (in the case of Mr. Kross) for the shares owned by the Partnership itself.

         (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's shares are made jointly by the principal executive officers of the two general partners of the Partnership, and Mr. Nelson exercises sole voting and dispositive powers over his 1,207 shares.

         (c) The only transactions in the Common Stock by the Partnership are the following purchases of shares made by the Partnership during the past 60 days, all of which were made in open market purchases in the Nasdaq National Market System:

                         Number                           Purchase
                       of Shares            Date            Price
                       ---------          --------         ------
                       15,000 shs.        11/26/96         $19.50

Neither Mr. Nelson, Mr. Kross nor Mr. Riley have had any transactions in the Common Stock for their own accounts during the past 60 days.

Item 7.  Material to be Filed as Exhibits.

No.      Description
---      -----------
1        Joint Filing Agreement
2        Notice of Intent to Nominate Two Directors
3.       Notice of Intent to Propose Business

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 1996

LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

By: LaSALLE CAPITAL MANAGEMENT, INC.
    a General Partner


By: /S/ RICHARD J. NELSON
    Richard J. Nelson, President


/S/ RICHARD J. NELSON
Richard J. Nelson



/S/ PETER T. KROSS
Peter T. Kross


/S/ WALLACE D. RILEY
Wallace D. Riley

                                 EXHIBIT INDEX

No.      Description
---      -----------
1        Joint Filing Agreement
2        Notice of Intent to Nominate Two Directors
3.       Notice of Intent to Propose Business